                                          FILED PURSUANT TO RULE NO. 424(b)(1)
                                          REGISTRATION NO. 333-31665



PROSPECTUS July 29, 1997



                          FIRST MIDWEST BANCORP, INC.

                                150,000 Shares

                                 Common Stock
                               ($.01 par value)


First Midwest Bancorp, Inc. ("First Midwest" or the "Company"), a Delaware corporation and a bank holding company, offers hereby to sell to a licensed broker/dealer 150,000 shares, of its $.01 par value Common Stock ("Common Stock"), which is the only class of common stock currently authorized by the Company's Restated Certificate of Incorporation. All of the shares being offered hereby are being sold by the Company. The Common Stock is quoted on the Nasdaq Stock Market under the symbol "FMBI". On July 24, 1997, the last sale price of the Common Stock as reported on the Nasdaq Stock Market was $32.125 per share. See "Price Range of Common Stock."

See "Investment Considerations" (located on page 6 of this Prospectus) for a discussion of certain information that should be considered by prospective investors.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.


          =================================================================
                             Price to        Distribution    Proceeds to
                           Broker/Dealer       Expenses       Company*
          -----------------------------------------------------------------

          Per Share......   $    32.00 *          $0          $    32.00
          -----------------------------------------------------------------
          Total..........   $4,800,000 *          $0          $4,800,000
          =================================================================

* The Company intends to sell all of the shares being offered hereby to a single broker/dealer at a price of $32 net to the Company before deducting estimated expenses of $12,000, which are payable by the Company.

                               PROSPECTUS SUMMARY

       The following is a summary of certain information contained elsewhere in this Prospectus. The summary is not complete and is qualified in its entirety by more detailed information contained elsewhere in this Prospectus and particularly in specific sections referred to below. Prospective purchasers of the shares of Common Stock offered hereby should carefully consider, among other things, the information set forth under the heading "Investment Considerations".

                                  The Company

       The Company is a Delaware corporation that was incorporated in 1982 for the purpose of becoming a multi-bank holding company. The subsidiaries ("Affiliates") of the Company include a commercial bank that is a national banking association and three nonbank Affiliates that offer trust, investment advisory, mortgage banking and credit life insurance related services in the same markets served by the bank. The Company, headquartered in the Chicago suburb of Itasca, Illinois, is Illinois' third largest publicly traded bank holding company with assets of approximately $3.0 billion at March 31, 1997.

       The Company's national bank affiliate, First Midwest Bank, National Association (the "Bank"), is engaged in the general commercial banking business which embraces all the usual functions of commercial and retail banking, including: accepting deposits; commercial and industrial, consumer and real estate lending; collections; safe deposit box operations; and other banking services tailored for individual, commercial and industrial and governmental customers. The Bank operates 50 banking offices in northern Illinois with approximately 80% of its banking assets located in the suburban metropolitan Chicago area. Another approximate 13% of the Bank's assets are located in the "Quad-Cities" area of Western Illinois which includes the Illinois cities of Moline and Rock Island and the Iowa cities of Davenport and Bettendorf. The remaining assets of the Bank are located in the southeastern region of Illinois in Vermilion and Champaign counties. In each of the primary markets in which the Bank operates, it ranks among the top five banking institutions in market share of deposits.

       First Midwest Trust Company, N.A. (the "Trust Company") provides trust and investment management services to its clients, acting as executor, administrator, trustee, agent, and in various other fiduciary capacities. As of March 31, 1997, the Trust Company had approximately $1.4 billion in trust assets under management, comprised of accounts ranging from small personal investment portfolios to large corporate employee benefit plans.

       First Midwest Insurance Company operates as a reinsurer of credit life, accident and health insurance sold through the Bank, primarily in conjunction with its consumer lending operations.

       First Midwest Mortgage Corporation (the "Mortgage Corporation") performs centralized residential real estate mortgage loan origination, sales and servicing operations previously conducted by the Bank.

       The Company's principle executive office is located at 300 Park Boulevard, Suite 405, Itasca, Illinois, 60143-0459, and its telephone number is (630) 875-7450.

                              Pending Acquisition

       The Company has entered into a definitive agreement to acquire SparBank, Incorporated ("SparBank"), the holding company of McHenry State Bank ("MSB") which is headquartered in McHenry, Illinois. MSB had total assets of approximately $444 million as of March 31, 1997.

       Pursuant to the acquisition, to be accounted for as a pooling of interests, SparBank stockholders will receive 21.7234 shares of the Company's Common Stock for each share of SparBank common stock in a tax-free exchange. Based on the current market price of the Company's stock the transaction value of the acquisition approximates $105 million. See "Proforma Financial Information" located on Page 9 of this Prospectus for additional information with respect to such acquisition.

                                  The Offering

     Common Stock offered by the Company ........................ 150,000 shares
     Common Stock outstanding after the offering ....... 16,798,616 /(1)/ shares
     Use of Proceeds ................................ General corporate purposes
     Nasdaq Stock Market Symbol ........................................... FMBI

     ----------------------------------------

     (1) Excludes 682,105 shares of Common Stock issuable upon the exercise of vested stock options outstanding under the Company's Stock Option Plan at July 24, 1997 and 3,230,769 shares of Common Stock issuable upon the consummation of the acquisition of SparBank.


                     Selected Consolidated Financial Data
             (dollar amounts in thousands, except per share data)



The following table sets forth selected financial data of the Company and its affiliates on a consolidated basis for the periods indicated:


                                                 Quarters
                                              ended March 31,                  Years ended December 31,
                                           --------------------- -----------------------------------------------------
                                               1997      1996       1996       1995       1994       1993       1992
                                           ---------- ---------- ---------- ---------- ---------- ---------- ----------
Operating Results

Interest income....................        $   57,899 $   59,183 $  237,171 $  245,187 $  205,359 $  183,952 $  186,943
Interest expense...................            26,608     29,783    114,422    126,620     90,792     73,174     84,247
Net interest income................            31,291     29,400    122,749    118,567    114,567    110,778    102,696
Provision for loan losses..........             2,078        859      7,469     11,334      8,543     11,497     15,608
Noninterest income.................             8,461      6,910     31,433     30,835     28,201     30,918     32,475
Noninterest expense................            23,769     23,477     94,040     94,070     93,808     94,038     90,821
Special nonrecurring items.........                -        (324)       287      3,529      3,900         -          -
Income tax expense.................             5,179      4,373     18,670     14,784     13,359     11,933      8,840
Net income.........................             8,726      7,925     33,716     25,685     23,158     24,228     19,902
Net income - before special
  nonrecurring items (1)...........             8,726      7,727     33,488     28,861     25,537     24,228     19,902
=======================================================================================================================

Per Share Data

Net income.........................        $     0.52 $     0.46 $     1.97 $     1.51 $     1.37 $     1.41 $     1.14
Net income-before special
  nonrecurring items (1)...........              0.52       0.45       1.96       1.70       1.51       1.41       1.14
Cash dividends declared............              0.20       0.17       0.70       0.61       0.54       0.48       0.42
Book value at period end...........             15.46      14.71      15.50      14.58      12.32      12.99      11.91
Book value at period end,
  as adjusted (2)..................             15.66      14.75      15.53      14.54      13.55      12.74      11.91
Market value at period end.........             29.75      22.63      32.63      23.13      19.19      20.19      15.63
=======================================================================================================================

Performance Ratios

Return on average equity...........            13.66%     12.66%     13.17%     11.02%     10.87%     11.44%     10.07%
Return on average equity-before
  special nonrecurring items (1)...            13.66%     12.35%     13.08%     12.38%     11.99%     11.44%     10.07%
Return on average assets...........             1.17%      1.02%      1.09%      0.81%      0.78%      0.90%      0.81%
Return on average assets-before
  special nonrecurring items (1)...             1.17%      0.99%      1.08%      0.91%      0.86%      0.90%      0.81%
Net interest margin - tax
  equivalent.......................             4.57%      4.13%      4.33%      4.04%      4.17%      4.53%      4.68%
Dividend payout ratio..............            36.45%     39.24%     35.74%     40.26%     39.71%     34.04%     36.49%
Equity to average assets ratio ....             8.59%      8.03%      8.24%      7.33%      7.14%      7.87%      8.08%
=======================================================================================================================

                                                 March 31,                            December 31,
                                           --------------------- -----------------------------------------------------
                                               1997      1996       1996       1995       1994       1993       1992
                                           ---------- ---------- ---------- ---------- ---------- ---------- ----------
Balance Sheet Highlights

Total assets.......................        $3,011,748 $3,147,211 $3,119,238 $3,207,297 $3,101,030 $2,885,354 $2,504,148
Loans..............................         2,058,677  1,939,500  2,085,277  2,085,604  1,896,936  1,699,065  1,564,521
Deposits...........................         2,269,264  2,248,977  2,260,667  2,272,058  2,133,526  2,066,742  2,012,063
Stockholders' equity...............           258,089    251,785    262,140    249,233    208,167    219,818    207,198
=======================================================================================================================

(1) First quarter 1996 excludes $198, or $.01 per share (after tax) from acquisition credits. 1996 year end excludes $228, or $.01 per share (after tax) from acqusition credits, net of a one time SAIF assessment. 1995 year end excludes $3,176, or $.19 per share (after tax) in acquisition expenses, net of restructure credits and acquistion related provisions for loan losses. 1994 year end excludes $2,379, or $.14 per share (after tax) in restructure expenses.

(2) Excludes the after-tax unrealized net appreciation/depreciation on securities available for sale existent as of the end of the period indicated.

                           INVESTMENT CONSIDERATIONS

       Prospective purchasers should consider carefully the following factors associated with the ownership of the Common Stock together with the other information contained in this Prospectus.

       Competition. Illinois, and more specifically the metropolitan Chicago area, is a highly competitive market for banking and related financial services. Since this area is the Company's focus market, the Bank and Mortgage Corporation are exposed to varying types and levels of competition from associated industries. In general, however, the Bank and Mortgage Corporation compete with other banking institutions, savings and loan associations, personal loan and finance companies, and credit unions within its market areas. The Trust Company competes with retail and discount stock brokers, investment advisors, mutual funds, insurance companies, and to a lesser extent, financial institutions. Factors influencing the type of competition experienced by the Trust Company generally involve the variety of products and services that can be offered to clients. Satisfying the needs of the client, in terms of providing quality services and tailored products at competitive prices, primarily dictates the competitive advantage within the industry.

       Loan Portfolio Risks. Inherent in the Company's banking operations are risks associated with the loan portfolio, including credit, interest rate, prepayment and liquidity risk. The Company manages such risks through adherence to policies and procedures designed to control and/or limit risk, such as underwriting and asset/liability policies and procedures as well as a detailed loan rating system used in conjunction with independent credit reviews performed by its loan review staff. Further, loan loss reserve policies provide Management with recommended levels of loan reserves, mitigating the financial statement impact of unforeseen future losses on loans. Overall loan portfolio risk inherent in the Company's loan portfolio is not believed by Management to be in excess of risks experienced by others in the same or similar industries.

       Impact of Interest Rate Changes. Interest rate risk is an inherent part of the banking business as financial intermediaries garner deposits and borrow other funds to finance earning assets. Risk results when either contractual relationships or prevailing market conditions cause rates paid on deposits and other borrowings to reprice on a basis which does not coincide with the repricing events affecting yields on earning assets. If more assets than liabilities reprice in a given time period, the balance sheet is considered asset-sensitive. In a rising interest rate environment, this position would generally result in favorable growth in net interest income, and in a declining interest rate environment, net interest income would be adversely affected. Conversely, if more liabilities than assets reprice, the balance sheet is considered liability-sensitive. In a rising rate environment, this position would generally result in an adverse effect on net interest income, and in a declining interest rate environment the effect would be favorable.

       Economic Conditions and Monetary Policies. Conditions beyond Management's control may have a significant impact on changes in net interest income from one period to another. Examples of such conditions could include: (a) the strength of credit demands by customers; (b) fiscal and debt management policies of the federal government, including changes in tax laws; (c) the Federal Reserve Board's monetary policy, including the percentage of deposits that must be held in the form of non-earning cash reserves; (d) the introduction and growth of new investment instruments and transaction accounts by non-bank financial competitors; and (e) changes in rules and regulations governing payment of interest on deposit accounts.

       Government Regulation. The Company and its Affiliates are subject to regulation and supervision by various governmental regulatory authorities including, but not limited to, the Federal Reserve Board, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation (the "FDIC"), the Illinois Commissioner of Banks and Real Estate, the Arizona Department of Insurance, the Internal Revenue Service and state taxing authorities. Financial institutions and their holding companies are extensively regulated under federal and state law.

       Federal and state laws and regulations generally applicable to financial institutions, such as the Company and the Affiliates, regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. This supervision and regulation is intended primarily for the protection of the FDIC's bank and savings association insurance funds and depositors of a financial institution. Consequently, laws and regulations may impose limitations on the Company that may not be in the best interests of the Company and its stockholders. The effect of such statutes, regulations and policies can be significant, and cannot be predicted with a high degree of certainty.

       FDIC Insurance Premiums. The deposits of the Company and SparBank are insured up to $100,000 per insured member (as defined by law and regulation) by the FDIC with such insurance backed by the full faith and credit of the United States government. The Company's and SparBank's deposits are predominantly insured by the Bank Insurance Fund ("BIF") while certain deposits of the Company are insured by the Savings Association Insurance Fund ("SAIF"), both of which are administered by the FDIC.

       As insurer, the FDIC assesses deposit insurance premiums and is authorized to conduct examinations of, and require reporting by, FDIC-insured institutions. Deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Institutions assigned higher risk classifications pay deposit insurance premiums at a higher rate than the institutions assigned lower risk classifications.

       The 1997 annual deposit insurance premium established by the FDIC for the Company's and SparBank's BIF assessable deposits is set at 0%, reflecting the lowest premium assessment as both financial institutions are classified as well-capitalized. Further, as a result of the special assessment on SAIF deposits required by the Deposit Insurance Funds Act of 1996, the SAIF was recapitalized on October 1, 1996. Accordingly, no premium assessments are imposed on the Company's SAIF deposits for 1997. It is unknown whether such assessments will change in future periods.

       For 1997, the Company and SparBank will pay premium assessments on both its BIF and SAIF deposits in order to service the interest on the Financing Corporation ("FICO") bond obligations which were used to finance the cost of "thrift bailouts" in the 1980's. The FICO assessment rates on BIF assessable deposits were set at $.01296 and $.0126 per $100 of insured deposits for the 1997 first and second semi-annual periods, respectively, and $.0648 and $.0630 per $100 in deposits for SAIF assessable deposits. These rates may be adjusted quarterly to reflect changes in assessment basis for the BIF and SAIF. By law, the FICO rate on BIF assessable deposits must be 1/5 of the rate on SAIF assessable deposits until the insurance funds are merged or until January 1, 2000, which ever occurs first.

       Acquisition Charge. On or about September 30, 1997, the Company will consummate its earlier-announced acquisition of SparBank (see "Pending Acquisition" located on page 4). Incident to such acquisition, the Company expects to record an acquisition charge (currently estimated to be approximately $6.5 million). The actual acquisition charge will be determined and recorded in the quarter in which the acquisition is consummated. Information with respect to the financial condition and results of operations for SparBank, including proforma financial statements of the Company reflecting such acquisition, is located beginning on page 9 of this Prospectus under the section entitled "Proforma Financial Information".

       Anti-Takeover Provisions. The Company has taken a number of actions which could have the effect of discouraging a takeover attempt that might be beneficial to stockholders who wish to receive a premium for their shares from a potential bidder. The Company has adopted a stockholder rights plan which would cause substantial dilution to a person who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The stockholder rights plan may therefore have the effect of delaying or preventing any change in control and deterring any prospective acquisition of the Company. The Company's Restated Certificate of Incorporation and By-laws also contain provisions which may have the effect of delaying or preventing a change in control. The provisions include: (i) the classification of the Board of Directors; (ii) the restriction that directors can only be removed for cause and only by a majority of the directors or by the vote of persons holding 67% of the voting securities of the Company; (iii) the authority of the Board of Directors to issue series of preferred stock with such voting rights and other provisions as the Board of Directors may determine; (iv) a super-majority voting requirement to approve mergers in certain business combinations; and (v) a super-majority voting requirement to amend provisions of the Restated Certificate of Incorporation and By-laws relating to the classification of the Board and removal of directors. In addition, Section 203 of the Delaware General Corporation Law may have the effect of discouraging takeover attempts directed at the Company. Furthermore, employment agreements with certain senior executives of the Company provide for severance pay in the event of a "Change of Control" of the Company as such term is defined in such agreements.

                                USE OF PROCEEDS

     The Company expects to receive approximately $4.8 million from the sale of 150,000 shares of Common Stock in this Offering, after deducting estimated expenses. It is anticipated that the Company will use the net proceeds, including interest thereon, for general corporate purposes, including working capital and possible future acquisitions. Pending such use the net proceeds will be invested in short term discretionary investments. The Company presently has no agreements, commitments, understandings or arrangements for the use of the proceeds for acquisition purposes.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is quoted on the Nasdaq Stock Market System under the symbol "FMBI". The following table sets forth the high and low sales prices per share of the Common Stock as reported on the Nasdaq Stock Market for the periods indicated:

                                             High    Low
                                            ------  ------
1995:
   First Quarter..........................  $20.38  $18.63
   Second Quarter.........................   19.81   18.81
   Third Quarter..........................   23.81   19.38
   Fourth Quarter.........................   23.81   22.38
1996:
   First Quarter..........................  $24.00  $21.38
   Second Quarter.........................   23.38   22.19
   Third Quarter..........................   24.38   21.38
   Fourth Quarter.........................   33.00   23.81
1997:
   First Quarter..........................  $33.00  $29.38
   Second Quarter.........................   33.88   29.38
   Third Quarter (through July 24, 1997)..   33.38   31.75

As of June 30, 1997, there were 2,872 stockholders of record of the Common Stock. On July 24, 1997, the last reported sales price for the Common Stock on the Nasdaq Stock Market was $32.125 per share.


                                DIVIDEND POLICY

     The Company believes that it has a responsibility to reward its stockholders with a meaningful current return on their investment and, as part of the Company's dividend policy, the Board of Directors reviews the Company's dividend payout ratio periodically to ensure that it is consistent with internal capital guidelines and industry standards. As a result of improved performance from operations, the Company's Board of Directors has increased the quarterly dividend five times during the last four years including twice in 1996. Additionally, at its November 1996 meeting, the Board also declared a 5-for-4 stock split effected in the form of a stock dividend which was paid in December 1996. The following table summarizes the dividend increases declared during the years 1994 through 1996:


                          Quarterly Rate
             Date           Per Share *    % Increase
             ----         --------------  ------------
         November 1996         $.20            18%
         February 1996         $.17            13%
         February 1995         $.15            15%
         February 1994         $.13            13%

* Adjusted for the 5-for-4 stock split paid in December 1996.

                         PROFORMA FINANCIAL INFORMATION

     Pending Acquisitions and Proforma Condensed Consolidated Financial Information. Pursuant to the acquisition of SparBank, as discussed on page 4, the following unaudited proforma condensed consolidated financial statements of the Company have been presented. Such financial statements give effect to the sale of shares of Common Stock offered by the Company hereby and the proposed acquisition of all of the issued and outstanding capital stock of SparBank which is expected to be accounted for using the pooling of interests method of accounting. The number of shares of Common Stock of the Company reflected as being issued and the net proceeds to be realized from the offering as presented in the proforma financial statements assume estimated net proceeds to the Company of approximately $31.29 per share after the deduction of estimated expenses.

     The following proforma condensed consolidated financial statements are not necessarily indicative of the financial position or the results of operations of the consolidated entities as they may be in the future or as they might have been had the offering and the acquisition been consummated as of the beginning of the period covered. All financial information is presented in thousands of dollars, except per share data.

First Midwest Bancorp, Incorporated and SparBank, Incorporated Proforma Condensed Statement of Condition

                                                                       March 31, 1997
                                                  -------------------------------------------------------
                                                        Historical
                                                  ---------------------   Proforma           Proforma
Assets                                             Company    SparBank   Adjustments       Consolidated
                                                  ----------  ---------  -----------      ---------------
Cash and due from banks.........................  $  134,980   $  8,905    $ 4,694 /(1)/       $  142,079
                                                                            (6,500)/(2)/
Funds sold and other short-term investments.....      11,521        ---        ---                 11,521
Securities available for sale...................     699,990    154,173        ---                854,163
Securities held to maturity.....................      19,621        ---        ---                 19,621

Loans...........................................   2,058,677    269,275        ---              2,327,952
Reserve for loan losses.........................     (33,747)    (2,097)       ---                (35,844)
                                                  ----------   --------    -------         --------------
 Net Loans......................................   2,024,930    267,178        ---              2,292,108
                                                  ----------   --------    -------         --------------

Premises, furniture and equipment...............      49,597      9,624        ---                 59,221
Accrued interest receivable and other assets....      71,109      4,807        ---                 75,916
                                                  ----------   --------    -------         --------------
 Total Assets...................................  $3,011,748   $444,687    $(1,806)            $3,454,629
                                                  ==========   ========    =======         ==============

Liabilities and Stockholders' Equity
Deposits........................................  $2,269,264   $369,208    $   ---             $2,638,472
Short-term borrowings...........................     451,018     19,752        ---                470,770
Accrued interest payable and other liabilities..      33,377      4,428     (1,365)/(2)/           36,440
                                                  ----------   --------    -------         --------------
 Total liabilities..............................   2,753,659    393,388     (1,365)             3,145,682
                                                  ----------   --------    -------         --------------

Stockholders' equity............................     261,381     50,451      4,694 /(1)/          311,391
                                                                            (5,135)/(2)/
Unrealized net appreciation (depreciation) on
 securities available for sale /(3)/............      (3,292)       848        ---                 (2,444)
                                                  ----------   --------    -------         --------------
 Total Stockholders' Equity.....................     258,089     51,299       (441)               308,947
                                                  ----------   --------    -------         --------------

 Total Liabilities and Stockholders' Equity.....  $3,011,748   $444,687    $(1,806)            $3,454,629
                                                  ----------   --------    -------         --------------
--------------

/(1)/ Reflects the net proceeds of the Common Stock being issued by the Company hereby assuming 150,000 shares are issued at $31.75 per share, net of expenses incurred.

/(2)/ Reflects the estimated acquisition charge ($6,500) and related tax benefit ($1,365) to be recorded incident to the Company's pending acquisition of SparBank. Such estimated charge includes severance and related costs, contract termination fees, legal and accountants fees and other costs necessary to consummate the acquisition.

/(3)/ Represents the difference, after tax, between the amortized cost and market value of securities available for sale.

First Midwest Bancorp, Incorporated and SparBank, Incorporated
Proforma Condensed Statements of Income

                                                          Quarter ended March 31, 1997
                                        ---------------------------------------------------------------
                                                 Historical
                                        --------------------------      Proforma             Proforma
                                          Company       SparBank       Adjustments         Consolidated
                                        -----------   ------------     -----------         ------------
Interest Income
Interest and fees on loans............  $    45,525       $5,496           $ --             $    51,021
Interest on securities................       11,989        2,394             --                  14,383
Interest on funds sold and
 other short-term investments.........          385            6             --                     391
                                        -----------       ------           ----             -----------
 Total interest income................       57,899        7,896             --                  65,795
                                        -----------       ------           ----             -----------

Interest Expense
Interest on deposits..................       20,321        3,540             --                  23,861
Interest on short-term borrowings.....        6,287          282            (63)/(1)/             6,506
                                        -----------       ------           ----             -----------
 Total interest expense...............       26,608        3,822            (63)                 30,367
                                        -----------       ------           ----             -----------
 Net interest income..................       31,291        4,074             63                  35,428

Provision for Loan Losses.............        2,078           30             --                   2,108
                                        -----------       ------           ----             -----------
 Net interest income after provision
  for loan losses.....................       29,213        4,044             63                  33,320
                                        -----------       ------           ----             -----------

Noninterest Income....................        8,461          875             --                   9,336

Noninterest Expense...................       23,769        2,668             --                  26,437
                                        -----------       ------           ----             -----------

 Income before income tax expense.....       13,905        2,251             63                  16,219
Income Tax Expense....................        5,179          568             25/(1)/              5,772
                                        -----------       ------           ----             -----------

 Net Income...........................  $     8,726       $1,683           $ 38             $    10,447
                                        ===========       ======           ====             ===========
 Net Income Per Share.................  $      0.52                                         $      0.52
                                        ===========                                         ===========
 Weighted Average Shares Outstanding..   16,767,413                                          20,148,182
                                        ===========                                         ===========

                                                          Quarter ended March 31, 1996
                                        ---------------------------------------------------------------
                                                 Historical
                                        --------------------------      Proforma             Proforma
                                          Company       SparBank       Adjustments         Consolidated
                                        -----------   ------------     -----------         ------------
Interest Income
Interest and fees on loans............  $    46,194       $5,736           $ --            $     51,930
Interest on securities................       12,228        2,134             --                  14,362
Interest on funds sold and
 other short-term investments.........          761           42             --                     803
                                        -----------       ------           ----            ------------
 Total interest income................       59,183        7,912             --                  67,095
                                        -----------       ------           ----            ------------

Interest Expense
Interest on deposits..................       21,436        3,812             --                  25,248
Interest on short-term borrowings.....        8,347          257            (65)/(1)/             8,539
                                        -----------       ------           ----            ------------
 Total interest expense...............       29,783        4,069            (65)                 33,787
                                        -----------       ------           ----            ------------
 Net interest income..................       29,400        3,843             65                  33,308

Provision for Loan Losses.............          859           30            ---                     889
                                        -----------       ------           ----            ------------
 Net interest income after provision
  for loan losses.....................       28,541        3,813             65                  32,419
                                        -----------       ------           ----            ------------

Noninterest Income....................        6,910          779            ---                   7,689

Noninterest Expense...................       23,153        2,618            ---                  25,771
                                        -----------       ------           ----            ------------

 Income before income tax expense.....       12,298        1,974             65                  14,337
Income Tax Expense....................        4,373          434             27/(1)/              4,832
                                        -----------       ------           ----            ------------

 Net Income...........................  $     7,925       $1,540           $ 40            $      9,505
                                        ===========       ======           ====            ============
 Net Income Per Share.................  $      0.46                                        $       0.46
                                        ===========                                        ============
 Weighted Average Shares Outstanding..   17,120,023                                          20,500,792
                                        ===========                                        ============

/(1)/ Represents estimated interest expense reduction and related tax expense incurred assuming deployment of the net proceeds of 150,000 shares of Common Stock being issued by the Company; such interest on proceeds was calculated based upon interest and tax rates in effect for each period presented.

First Midwest Bancorp, Incorporated and SparBank, Incorporated
Proforma Condensed Statements of Income

                                                          Year ended December 31, 1996
                                        -----------------------------------------------------------------
                                                 Historical
                                        --------------------------        Proforma             Proforma
Interest Income                           Company       SparBank         Adjustments         Consolidated
                                        -----------   ------------       -----------         ------------
Interest and fees on loans............  $   180,759   $     22,744       $        --         $    203,503
Interest on securities................       53,141          9,256                --               62,397
Interest on funds sold and
 other short-term investments.........        3,271            171                --                3,442
                                        -----------   ------------       -----------         ------------
 Total interest income................      237,171         32,171                --              269,342
                                        -----------   ------------       -----------         ------------
Interest Expense
Interest on deposits..................       85,247         14,894                --              100,141
Interest on short-term borrowings.....       29,175          1,051              (256)/(1)/         29,970
                                        -----------   ------------       -----------         ------------
 Total interest expense...............      114,422         15,945              (256)             130,111
                                        -----------   ------------       -----------         ------------
 Net interest income..................      122,749         16,226               256              139,231
Provision for Loan Losses.............        7,469            320                --                7,789
                                        -----------   ------------       -----------         ------------
 Net interest income after provision
  for loan losses.....................      115,280         15,906               256              131,442
                                        -----------   ------------       -----------         ------------
Noninterest Income....................       31,433          2,317                --               33,750
Noninterest Expense...................       94,327         10,407                --              104,734
                                        -----------   ------------       -----------         ------------
 Income before income tax expense.....       52,386          7,816               256               60,458
Income Tax Expense....................       18,670          1,661               100/(1)/          20,431
                                        -----------   ------------       -----------         ------------
 Net Income...........................  $    33,716   $      6,155       $       156         $     40,027
                                        ===========   ============       ===========         ============
 Net Income Per Share.................  $      1.97                                          $       1.96
                                        ===========                                          ============
 Weighted Average Shares Outstanding..   17,083,176                                            20,463,945
                                        ===========                                          ============

                                                          Year ended December 31, 1995
                                        -----------------------------------------------------------------
                                                 Historical
                                        --------------------------        Proforma             Proforma
Interest Income                           Company       SparBank         Adjustments         Consolidated
                                        -----------   ------------       -----------         ------------
Interest and fees on loans............  $   181,865   $     22,530       $        --         $    204,395
Interest on securities................       60,832          8,316                --               69,148
Interest on funds sold and
 other short-term investments.........        2,490            182                --                2,672
                                        -----------   ------------       -----------         ------------
 Total interest income................      245,187         31,028                --              276,215
                                        -----------   ------------       -----------         ------------
Interest Expense
Interest on deposits..................       82,564         15,038                --               97,602
Interest on short-term borrowings.....       44,056            634              (281)/(1)/         44,409
                                        -----------   ------------       -----------         ------------
 Total interest expense...............      126,620         15,672              (281)             142,011
                                        -----------   ------------       -----------         ------------
 Net interest income..................      118,567         15,356               281              134,204
Provision for Loan Losses.............       11,334            120                --               11,454
                                        -----------   ------------       -----------         ------------
 Net interest income after provision
  for loan losses.....................      107,233         15,236               281              122,750
                                        -----------   ------------       -----------         ------------
Noninterest Income....................       30,835          2,349                --               33,184
Noninterest Expense...................       97,599         10,484                --              108,083
                                        -----------   ------------       -----------         ------------
 Income before income tax expense.....       40,469          7,101               281               47,851
Income Tax Expense....................       14,784          1,382               110/(1)/          16,276
                                        -----------   ------------       -----------         ------------
 Net Income...........................  $    25,685   $      5,719       $       171         $     31,575
                                        ===========   ============       ===========         ============
 Net Income Per Share.................  $      1.51                                          $       1.50
                                        ===========                                          ============
 Weighted Average Shares Outstanding..   16,998,583                                            20,379,352
                                        ===========                                          ============

/(1)/ Represents estimated interest expense reduction and related tax expense incurred assuming deployment of the net proceeds of 150,000 shares of Common Stock being issued by the Company; such interest on proceeds was calculated based upon interest and tax rates in effect for each period presented.

First Midwest Bancorp, Incorporated and SparBank, Incorporated
Proforma Condensed Statement of Income

                                                       Year ended December 31, 1994
                                        ---------------------------------------------------------
                                               Historical
                                        -----------------------     Proforma           Proforma
                                          Company      SparBank    Adjustments       Consolidated
                                        -----------    --------    -----------       ------------
Interest Income
Interest and fees on loans............  $   150,306    $21,797         $  --         $   172,103
Interest on securities................       53,281      8,006            --              61,287
Interest on funds sold and
 other short-term investments.........        1,772         49            --               1,821
                                        -----------    -------         -----         -----------
 Total interest income................      205,359     29,852            --             235,211
                                        -----------    -------         -----         -----------
Interest Expense
Interest on deposits..................       61,541     12,394            --              73,935
Interest on short-term borrowings.....       29,251        503          (203) /(1)/       29,551
                                        -----------    -------         -----         -----------
 Total interest expense...............       90,792     12,897          (203)            103,486
                                        -----------    -------         -----         -----------
 Net interest income..................      114,567     16,955           203             131,725
Provision for Loan Losses.............        8,543        110            --               8,653
                                        -----------    -------         -----         -----------
 Net interest income after provision
  for loan losses.....................      106,024     16,845           203             123,072
                                        -----------    -------         -----         -----------
Noninterest Income....................       28,201      1,943            --              30,144
Noninterest Expense...................       97,708     10,662            --             108,370
                                        -----------    -------         -----         -----------
 Income before income tax expense.....       36,517      8,126           203              44,846
Income Tax Expense....................       13,359      1,809            79  /(1)/       15,247
                                        -----------    -------         -----         -----------
 Net Income...........................  $    23,158    $ 6,317         $ 124         $    29,599
                                        ===========    =======         =====         ===========
 Net Income Per Share.................  $      1.37                                  $      1.46
                                        ===========                                  ===========
 Weighted Average Shares Outstanding..   16,846,103                                   20,226,872
                                        ===========                                  ===========

/(1)/ Represents estimated interest expense reduction and related tax expense incurred assuming deployment of the net proceeds of 150,000 shares of Common Stock being issued by the Company; such interest on proceeds was calculated based upon interest and tax rates in effect for each period presented.

                              PLAN OF DISTRIBUTION

       The Company intends to sell all of the shares being offered hereby at a sale price of $32 to a broker/dealer who currently anticipates retaining such securities for investment purposes. The broker/dealer may in future determine from time to time to sell some or all of such securities. Any such sales may be made directly to purchasers or through agents, brokers or dealers in negotiated transactions or in a combination of such methods of sale at fixed or negotiated prices or at prices relating to the prevailing market at such time.

                                 LEGAL MATTERS

       The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Hinshaw & Culbertson, Chicago, Illinois.

                                    EXPERTS

       The consolidated financial statements of First Midwest Bancorp, Inc. appearing in First Midwest Bancorp Inc's. Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

       The consolidated financial statements of the Company as of December 31, 1995 and for each of the years in the two-year period ended December 31, 1995 have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated by reference herein upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

       The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the"Commission") (File Number 0-10967). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at the following locations; Seven World Trade Center, Suite 1300, New York, New York, 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Website (http://www.sec.gov) that contains certain reports, proxy statements and other information regarding the Company.

       This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended . This prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company. Any statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following documents which have heretofore been filed by the Company with the Commission are incorporated by reference in this Prospectus.

       1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

       2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

       3. The Company's Current Reports on Form 8-K dated February 11, 1997 and June 30, 1997.

       4. The description of the Common Stock, $.01 par value, and Preferred Stock purchase rights associated with the Common Stock of the Company, no par value, as contained in the Company's Registration Statement on Form 8-A, dated February 17, 1989, as amended by subsequently filed reports on Form 8-A.

       All documents filed by the Company with the Commission pursuant to
     Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated herein by reference and to be a part hereof. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

       This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available to any person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request, without charge, directed to First Midwest Bancorp, Inc. at its principal executive offices, 300 Park Boulevard, Suite 405, Itasca, Illinois 60143-0459,
     Attention: Corporate Communications Director (630) 875-7450.

================================================================================

     No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is current as of any time subsequent to the date hereof.


     -------------------------------

           TABLE OF CONTENTS

                                    Page
                                    ----
Prospectus Summary..................  1
Investment Considerations...........  4
Use of Proceeds.....................  6
Price Range of Common stock.........  6
Dividend Policy.....................  6
Proforma Financial Information......  7
Plan of Distribution................ 11
Legal Matters....................... 11
Experts............................. 11
Available Information............... 11
Incorporation of Certain Documents
  by Reference...................... 11

================================================================================


================================================================================

                                150,000 Shares


                          First Midwest Bancorp, Inc.

                                 Common Stock


                                 ------------

                                  PROSPECTUS

                                 ------------



                                 July 29, 1997

================================================================================